Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. COMPLETES CAN$ 10 M PRIVATE PLACEMENT WITH MR. BOB BUCHAN

MONTREAL, Quebec, Canada, February 1st, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce that following Mr. Bob Buchan’s appointment to its Board of Directors (press release of January 11, 2012 – “Gold Industry veteran Bob Buchan joins the Board of Directors of Richmont Mines as Vice-Chairman”), the previously announced CAN$10 million private placement with Mr. Buchan and two members of his immediate family (collectively, the “Investors”) in the form of convertible debentures was completed today. The debentures, which expire in 5 years, will bear a 7.6% annual interest rate and will be convertible into Richmont common shares at a conversion price of CAN$12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full at any time 18 months from the date of issue, and Richmont will have the right to redeem the debentures in full, at any time after 24 months from the date of issue. The private placement is subject to the approval of the NYSE Amex.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

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